Exhibit 99.2	ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net▪

March 6, 2008

VIA FEDEX

Magellan Petroleum Corporation
10 Columbus Blvd.
Hartford, CT 06106
Attn: Walter McCann, Chairman

Re: Stockholder List Access and Inspection of Books and Records Demand Pursuant to Delaware General Corporation Law Section 220

Dear Mr. McCann:

ANS Investments LLC ("ANS"), an entity controlled by the undersigned, is the record owner of 2,000 shares (the “Shares”) of common stock of Magellan Petroleum Corporation, a Delaware corporation (the “Company”). As evidence of ANS' record ownership thereof, we have attached hereto a true and correct copy of stock certificate no. NU112279. ANS, and other affiliated entities are also the beneficial owners of an additional 301,690 shares of common stock of the Company. Based on publicly available information, we believe that our combined shareholding makes us one of the largest shareholders of the Company. Notably, we own more stock than the entire Board of Directors of the Company.

We are shocked and concerned over the recently announced agreement between the Company's wholly owned subsidiary Magellan Petroleum Australia Ltd. ("MPAL") and the Australian Taxation Office ("ATO") which will result in the payment by MPAL of $13 million to the ATO. This huge payment - equal to 25 % of the Company's market capitalization - was made after previous statements by the Company and you personally at the Annual Shareholders Meeting, downplaying the possibility of any valid claim by the ATO. This unexplained and disastrous reversal indicates, yet again, that the Company has been grossly mismanaged by a Board which owns no stock in the Company and has no stake in its financial well being. It is time for the mismanagement to end, and for shareholders with a stake in the Company to take an active role in the Company's management.

As a first step, pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”), ANS hereby demands (the “Demand”) the right, during the Company’s usual business hours to inspect the following records and documents of the Company (the “Demand Materials”) and to make copies or extracts therefrom:

1.
ATO Audit Documents. Any documents which relate to the audit (the “ATO Audit”) conducted by the ATO for the period 1997-2005 with respect to the Australian income tax returns of the Company, its wholly owned subsidiary MPAL, its wholly owned subsidiary Paroo Petroleum Pty. Ltd. (“Paroo”) and/or any other subsidiaries of the Company (all such companies being referred to herein as the “Affiliated Companies”). Such records should include, without limitations, copies of all correspondence, “positions papers" from the ATO and responses thereto, Board of Directors' meeting minutes, tax advice received from third parties, unconsolidated and consolidating returns of each involved Affiliated Company for each year being audited, details of all transactions between the Affiliated Companies giving rise to the deductions being questioned by the ATO and all related documents. Additionally, we demand copies of all documents relating to the decision of the Board of Directors to settle the ATO claim.

2.
Board of Director Approvals. Any documents which relate to the approval and/or authorization of the accounting practices or policies being challenged in the ATO Audit and/or the transactions or write-offs being questioned by the ATO Audit by the Board of Directors of the Company (the “Board”) or any of its committees, including, without limitation, the minutes of the Board or its committees and the materials (e.g., presentations by financial advisors, consultants and outside legal counsel) provided to each in connection with such approval and/or authorization.

3.
Current Policies/On-going Transactions. Any documents which relate to the Company’s continued use of the polices or practices being challenged by the ATO Audit, including without limitation copies of all documents relating to on-going transactions among the Affiliated Companies utilizing any policies or practices being challenged by the ATO Audit and copies of any minutes of the Board of Directors or any of its committees authorizing any such transactions or the on-going use of any such challenged policy or practice

4.
Other Tax-Motivated Intercompany Transactions. When I spoke with the Company CEO and CFO, Daniel Samela in October 2007, he told me that the Company continued to enter into tax-motivated financial transactions with its subsidiaries including intercompany loans between the Company and its wholly owned subsidiary Magellan Petroleum Australia Limited (the "On-going Transactions"). He stated that the purpose of entering into these affiliated party “loans” was to obtain “very favorable tax benefits”. Given the disastrous results of the previous tax schemes employed by current management, we question their continued use and management’s judgment in their continued use. We demand copies of any documents which relate to the On-going Transactions and the approval of such transactions by the Board of Directors or management.

5.
Stockholder Records: A complete record or list of the Company’s stockholders, certified by the Company or its transfer agent, showing the names and address of each stockholder and the number of shares of stock registered in the name of each such stockholder, as of the date of this Demand.

6.
Electronic Record of Stockholders. A computer disk or other electronic medium list of the holders of the Company’s stock as of the date of this Demand, showing the names, addresses and numbers of shares held by such stockholders, such computer processing data as is necessary for us to make use of such computer disk or other electronic medium, and a printout of such computer disk or other electronic medium for verification purpose.

7.
Daily Transfer Sheets. All daily transfer sheets showing changes in the names, addresses and numbers of shares of the Company’s stockholders which are in or come into the possession of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder list referred to above.

8.
Cede & Co. All information in which comes into the Company’s or its agents’ possession, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, up to and including the date of the Company’s 2007 Annual Meeting, concerning the names, addresses and numbers or shares held by the participating brokers and banks named in the individual nominee names of Cede & Co. (whether in electronic form or list form), including any daily or weekly participant list for the Depository Trust Company, or from other similar depositories or nominees, including any respondent bank lists or omnibus proxies, and a list or lists containing the name, address and number of shares attributable to any participant in any Company employee stock ownership plan, stock purchase plan or comparable plan in which the decision as to the voting of the shares held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan.

9.
Proxy Tabulation Report. A list from the Inspector of Elections showing the name of the Company’s stockholders and how such stockholders voted on each of the items voted on at the Company’s 2007 Annual Meeting and a copy of the minutes of said meeting.

10.
Beneficial Owners. All information in or which comes into the Company’s possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees up to and including the date of the Annual Meeting, relating to the names of the beneficial owners of the Company’s stock pursuant to Rule 14(b)-1(b) or Rule 14b-2(b) under the Securities Exchange Act of 1934, as amended, in the format of a printout in descending order balance. If such information is not in the Company’s possession, custody or control, such information should be requested from Broadridge (formerly ADP Proxy Services).

11.	Stop List. A stop list or stop lists relating to any shares of stock of the Company and any additions or deletions from the date of the list referred to in paragraph (a) above.

We further demand that all modifications, addition or deletions to any and all information in the Demand Materials be immediately furnished as such modifications, additions or deletions become available to the Company or its representatives or agents.

ANS makes this notification and demand to inspect and copy the Demand Materials in good faith and for the purpose of (i) enabling ANS and its affiliates, collectively one of the largest stockholders of the Company, to investigate the impact of the ATO Audit and settlement on shareholder value, (ii) to determine whether there exists a basis to allege that the Board has breached its fiduciary duties by entering into the transactions which are the subject of the ATO Audit and settlement because such transactions as disallowed as the ATO are so destructive of shareholder value as to possibly render the Company’s shares substantially less valuable, (iii) to determine whether the Company continues to engage in improper tax-motivated transactions which, like the ATO challenged transactions, may result in substantial additional liabilities for the Company, and (iv) communicating with the Company’s stockholders concerning the ATO Audit and settlement, other similar tax-motivated transactions which are ongoing and the possibility of soliciting proxies for replacement of directors of the Company.

ANS has authorized the undersigned and legal counsel and accounting experts as may be designated by him, to conduct the inspection and copying hereto demanded. Please advise where and when the Demand Materials will be available for inspection and copying.

If you refuse to permit the inspection and copying demanded herein, or fail to reply to this demand within five (5) business days of the date of this letter, we will apply to the Court of Chancery of the State of Delaware for an order compelling such inspection under DGCL Sections 220(b) and (c).

The undersigned reserves the right to make other demands of the Company whether pursuant to the DGCL, other applicable law, or the Company’s certificate of incorporation or bylaws.

Thank you for your attention to this matter. If you have any questions or comments, please contact me at (212) 945-2080.

Sincerely,

ANS Investments LLC

By: /s/ Jonah Meer
Jonah Meer, Chief Executive Officer

Verification, Oath and Power of Attorney

STATE OF NEW YORK	)
	)	ss.:
)
COUNTY OF New York	)

Jonah Meer, Chief Executive Officer of ANS Investments LLC, which company is the record owner of 2000 shares of common stock of Magellan Petroleum Corporation (the “Company”), being duly sworn, deposes, and says under oath:

(1)
I hereby certify that the foregoing a letter of demand for the inspection of certain designated Demand Materials (as defined in such foregoing letter of demand, such letter the “Demand Letter”) of the Company and that the statements made in such letter are true and correct.

By: /s/ Jonah Meer
Name: Jonah Meer
Sworn to before me this
6th day of March, 2008.

/s/ Notary